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                                  Form 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      Report of Foreign Private Issuer
                    Pursuant to Rule 12a-16 or 15d-16 of
                     the Securities Exchange Act of 1934


                                July 6, 2000

                         Commission File No 0-26498

                           NUR MACROPRINTERS LTD.
           (Exact Name of Registrant as specified in its Charter)

                               Not Applicable
               (Translation of Registrant's Name into English)

                            6 David Navon Street
                              Moshav Magshimim
                                56910 Israel
                  (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-f or Form 40-f.

                         Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-b(b) under the Securities Exchange Act of 1934.

                              Yes / /    No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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     Attached hereto and incorporated by reference herein is a press release of the registrant dated July 6, 2000.


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NUR MACROPRINTERS COMPLETES ACQUISITION OF SALSA DIGITAL

NUR MACROPRINTERS NOW THE LARGEST SUPPLIER OF PRODUCTION WIDE AND SUPERWIDE FORMAT DIGITAL PRINTING SYSTEMS WORLDWIDE

MAGSHIMIM, Israel, July 6, 2000, NUR Macroprinters Ltd. (Nasdaq NMS: NURM) and Salsa Digital, Ltd. of San Antonio, TX, U.S.A. (formerly operating as Signtech USA, Ltd.) today announced the completion of NUR Macroprinters' acquisition of substantially of all Salsa Digital's assets. The acquisition became effective on July 5, 2000.

NUR Macroprinters, through its subsidiaries, acquired the assets of Salsa Digital, Ltd. and certain subsidiaries for $30 million, consisting of $20 million in cash and 666,667 ordinary shares of NUR Macroprinters valued at approximately $10 million based upon the closing price of the ordinary shares on Nasdaq on May 15, 2000. The cash portion of the transaction was financed through two long-term credit facilities.

NUR Macroprinters plans to capitalize on the strong synergies between the two companies, especially in the areas of technology development, products, service and distribution, to solidify its position as the largest supplier of production wide and superwide format digital printing systems in the world.

Erez Shachar, President and CEO of NUR Macroprinters Ltd. said, "I'm happy to report that Salsa Digital's former sales and marketing operations have joined NUR Macroprinters' team, creating a consolidated sales force worldwide. Our customer support operations currently continue with the same organizational structure we had prior to the acquisition. We look forward, however, to merging these operations in the fourth quarter of this year at the conclusion of the cross-training efforts now taking place in our organization."

"The expanded NUR Macroprinters can now provide its customers with the most comprehensive offering of wide and superwide format digital printing systems and consumables available in the market. We are confident our integrated research and development operations will help ensure our leadership role in technological innovation, product reliability and productivity through new product developments, which will help us address current and emerging needs for print solutions for the fast growing out-of-home advertising industry," concluded Mr. Shachar.

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ABOUT NUR MACROPRINTERS:

NUR Macroprinters Ltd. is the global market leader in wide and superwide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR's comprehensive line of fully digital printers and consumables address the complete range of wide and superwide format printing requirements from its global customer base. NUR operates research, development and manufacturing sites in Israel and San Antonio, Texas and has customers in over 50 countries worldwide.

Certain statements made herein that use the words "will," "estimate," "project," intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of NUR Macroprinters Ltd. to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd.'s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the company's business, reference is made to NUR Macroprinters Ltd.'s reports filed from time to time with the Securities and Exchange Commission.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NUR MACROPRINTERS LTD.


Date: July 6, 2000                        By: /s/ Erez Shachar
                                              ---------------------------
                                          Name: Erez Shachar
                                          Title: Chief Executive Officer